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                         EXHIBIT # 99(a)


 POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE
            NON-AUDIT SERVICES OF INDEPENDENT AUDITOR



The Audit Committee of DeVry Inc. is responsible for appointing and overseeing the work of the Company's independent auditor as prescribed by the Audit Committee Charter. It is the policy of the Audit Committee to pre-approve the engagement for all audit, audit related, tax and non-audit services to be provided by the independent auditor in advance of the commencement of such services except for those considered to be de minimis by law for non-audit services. Information regarding services performed by the independent auditors under this de minimis exception will be presented to the Audit Committee for informational purposes at their next meeting.

Prior to the Audit Committee's consideration for approval, management will provide the Committee with a description of the reason for and nature of the services to be provided along with an estimate of the time required and approximate cost. Audit Committee consideration and approval will generally occur at a regularly scheduled Committee meeting. For projects that require an expedited decision because they should begin prior to the next regularly scheduled meeting, requests for approval may be circulated to the Committee by mail, telephonically or by other means for their consideration and approval.

When deemed necessary, the Audit Committee has delegated pre-approval authority to its Chairman. Any engagement of the independent auditors under this delegation will be presented for informational purposes to the full Committee at their next meeting.